UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras supports UN initiative focused on reducing methane emissions

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Rio de Janeiro, January 06, 2023 – Petróleo Brasileiro S.A. – Petrobras has taken another important step towards a low-carbon future: it has signed an agreement with the Oil & Gas Methane Partnership 2.0 (OGMP), a global initiative coordinated by the UN dedicated to the quantification and management of methane emissions, focusing on climate change mitigation. Recognized as the industry's most relevant in transparency and credibility in providing emissions data, the OGMP brings together more than 80 industry companies, coordinated by the United Nations Environment Programme (UNEP) and the Climate and Clean Air Coalition (CCAC) – a global voluntary organization for reducing greenhouse gas emissions.

The mitigation of methane greenhouse gas emissions is a commitment of Petrobras and has great relevance for the agenda to fight against climate change. Thus, the OGMP's support reflects the value of transparency and the importance that Petrobras attaches to the measurement of emissions, in addition to contributing to achieve the consolidation of the 55% reduction in the intensity of methane emissions in the upstream by 2025.

The Petrobras’ action also contributes to the Brazilian position on the Global Methane Pledge, which foresees a 30% reduction in methane emissions by 2030 (based on 2020). At the same time, the company participates in other initiatives such as Aiming for Zero Methane Emissions from the Oil and Gas Climate Initiative (OGCI), in which it is a signatory and in the development of the global flaring monitoring panel, available on the web platform by the GGFR (Global Gas Flaring Reduction Partnership) fund.

International organizations coordinating the OGMP

UNEP is an organization associated with the United Nations (UN), responsible for defining the global environmental agenda and promoting the implementation of initiatives for sustainable development. Its mission is to lead and encourage partnerships in the preservation of the environment, inspiring, informing and allowing nations and peoples to improve their quality of life without compromising future generations.

CCAC is a voluntary partnership of governments, intergovernmental organizations, companies, scientific institutions, and civil society organizations committed to improving air quality and protecting the climate through actions to reduce greenhouse gas emissions.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ. Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer